Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

   In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of TrueCar, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated this 3rd day of December, 2025.

   AutoNation, Inc.

   By: /s/ C. Coleman Edmunds
       Name: C. Coleman Edmunds
       Title: Executive Vice President,
          General Counsel and
          Corporate Secretary

   Auto Holdings, LLC

   By: /s/ C. Coleman Edmunds
       Name: C. Coleman Edmunds
       Title: President